SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K


07069382

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to ________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England




PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2006; and

Notes to Financial Statements.

Supplemental schedule of assets (held at year end).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 22, 2007

By: 

G. M. Engelmann

Chair, AstraZeneca Investment Committee

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement on Form S-8 of AstraZeneca PLC of our report dated June 22, 2007, with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 22, 2007

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements,
Report of Independent Registered Public Accounting Firm and
Supplemental Schedule

December 31, 2006 and 2005

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2006 and 2005



1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan,
and the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006. These financial statements and the supplemental schedule referred to below are the responsibility of the AstraZeneca Compensation and Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the *Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of the AstraZeneca Investment Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania

June 22, 2007



ASTRAZENECA SAVINGS AND SECURITY PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments:		
Common stock fund - AstraZeneca PLC ADRs	$ 147,055,315	$ 139,678,976
Investment contracts with insurance companies	201,509,064	211,060,204
Investments in mutual funds	1,135,984,906	728,959,910
Investments in commingled funds	126,914,525	283,902,156
Investments in money market funds	54,448,866	48,075,934
Participant loans	21,817,566	21,732,991
Total investments	1,687,730,242	1,433,410,171
Employer contribution receivable	1,061,437	1,089,470
Net assets available for plan benefits	1,688,791,679	1,434,499,641

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Additions:			
Investment income:			
Net appreciation in			
fair value of investments	$ 140,858,228	$ 56,153,045	$ 44,238,805
Interest and dividends	55,458,950	54,814,675	27,412,489
Total investment income	196,317,178	110,967,720	71,651,294
Contributions:			
Sponsor	50,778,779	46,396,778	45,346,767
Participants	112,768,276	100,401,116	96,813,549
Rollovers	8,527,178	4,670,391	7,650,060
Total contributions	172,074,233	151,468,285	149,810,376
Total additions	368,391,411	262,436,005	221,461,670
Deductions:			
Benefits paid to participants and rollovers	114,061,650	106,098,270	89,020,678
Administrative expenses	37,723	22,376	-
Total deductions	114,099,373	106,120,646	89,020,678
Net increase	254,292,038	156,315,359	132,440,992
Net assets available for plan benefits:			
Beginning of the year	1,434,499,641	1,278,184,282	1,145,743,290
End of the year	$ 1,688,791,679	$ 1,434,499,641	$ 1,278,184,282

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000 the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP") are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative fees related to participant distribution mailings and short-term trading fees applicable to certain investment options are paid by the participant, as a reduction from their participant account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% (15% prior to January 1, 2006) of annual eligible compensation, provided that total contributions do not exceed 50% (15% prior to January 1, 2006) of annual eligible compensation. The maximum amount of the Company match is 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

1. Description of Plan, continued:

Contributions, continued:

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions allocated to each participant account and paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Fixed Company Contributions vest after the employee is credited with five years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2006, the interest rates on the participant loans range from 4% to 10%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her 401(k) account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company

1. Description of Plan, continued:

Forfeitures, continued:

Contributions were $440, $173,148, and $228,103 for the years ended December 31, 2006, 2005, and 2004, respectively.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock are valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts are valued at contract value, which approximates fair value. These investment contracts, which are fully benefit responsive, represent the net contribution plus interest at the contract rate. As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. Since contract value approximates fair value, the adoption did not have a material effect on the Plan's financial statements.

Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005
Common stock fund - AstraZeneca PLC ADRs	$ 147,055,315	$ 139,678,976
Fidelity Growth and Income Fund	-	89,635,458
Fidelity U.S. Equity Index Commingled Pool	-	172,062,040
Mellon Asset Allocation Fund	126,914,525	111,840,116
RiverSource New Dimensions Fund	-	73,740,765
T Rowe Price Small Cap Value Fund	163,618,120	137,142,807
Vanguard Growth Index	132,190,207	-
Vanguard Institutional Index	275,741,927	-
Vanguard Mid Cap Index	85,011,800	-

During 2006, 2005, and 2004, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005	2004
Mutual funds	$ 99,813,941	$ 2,689,788	$ 52,738,504
Common stock	18,442,417	39,761,226	(34,792,868)
Commingled funds	22,601,870	13,702,031	26,293,169
	$ 140,858,228	$ 56,153,045	$ 44,238,805

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. The contracts are included in the statements of net assets available for plan benefits at contract value (which approximates fair value) as reported to the Plan by each underlying insurer. As described in note 2, contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for the years ended December 31, 2006, 2005, and 2004.

5. Internal Revenue Service Status:

On December 10, 2002, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective July 1, 2000, qualified under the applicable provisions of the *Internal Revenue Code*. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*. A request for a new determination letter for the Plan, as amended and restated effective January 1, 2006, was filed with the IRS on January 31, 2007.

6. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

7. Party-in-Interest Transactions:

Certain plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Plan No. 002 EIN 23-2967016

Schedule H, Line 4i

Description	Fair/contract value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 147,055,315
Investment contracts with insurance companies (AstraZeneca - Stable Value Fund):	
Canada Life Assurance Company	3,635,498
Genworth Life & Annuity I	16,364,720
Hartford Life Insurance Company	15,379,397
ING - Aetna	4,754,384
Jackson National Life	17,864,390
John Hancock Mutual Life Insurance	10,991,923
Massachusetts Mutual	12,611,277
Monumental Life Insurance Company	15,033,133
Metropolitan Life Inc.	14,453,867
Mutual of America	12,385,915
New York Life Insurance Company	17,113,398
Ohio National Life Insurance Company	5,095,538
Pacific Life Insurance Company	13,709,856
Principal Life Insurance	15,470,784
Protective Life Insurance	5,050,509
Prudential Insurance Company of America	14,683,779
Security Life of Denver Insurance Company	4,018,093
Travelers Insurance Company	2,892,603
	201,509,064
Investments in mutual funds:	
BLKRK Basic Value	68,791,853
*Fidelity OTC Portfolio	41,712,356
Glenmede Philadelphia International Fund	83,306,464
*Spartan International Index	60,571,380
T Rowe Price Small Cap Value Fund	163,618,120
Vanguard Balanced Index	32,232,562
Vanguard Explorer Admiral	9,361,829
Vanguard Growth Index	132,190,207
Vanguard Institutional Index Fund	275,741,927
Vanguard Mid Cap Index	85,011,800
Vanguard Morgan Growth Fund	7,453,861
Vanguard PRIMECAP Core Fund	11,161,326
Vanguard Small cap Index Inst	44,258,285
Vanguard Target Retirement 2005	687,158
Vanguard Target Retirement 2010	3,955,180
Vanguard Target Retirement 2015	7,049,039
Vanguard Target Retirement 2020	5,438,257
Vanguard Target Retirement 2025	7,942,608
Vanguard Target Retirement 2030	4,198,943
Vanguard Target Retirement 2035	3,527,639
Vanguard Target Retirement 2040	1,016,493
Vanguard Target Retirement 2045	762,302
Vanguard Target Retirement 2050	62,771
Vanguard Target Retirement Inc	932,463
Vanguard Total Bond Market Index	31,570,341
Vanguard Value Index	53,429,742
	1,135,984,906
Investments in commingled funds:	
Mellon Asset Allocation Fund	126,914,525
Investments in money market funds and other:	
* FMTC Institute Money Market	317,404
Vanguard Prime Money Market	45,365,299
Other Interest-Bearing Cash	8,766,163
	54,448,866
*Participant loans (bearing interest rates from 4% to 10%)	21,817,566
Total assets held for investment purposes	$ 1,687,730,242

END

* Party-in-interest